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Exhibit 12.1

Aon Corporation and Consolidated Subsidiaries
Combined With Unconsolidated Subsidiaries
Computation of Ratio of Earnings to Fixed Charges

	Years Ended December 31,
(millions except ratio)	2011	2010	2009	2008	2007
Income from continuing operations before income taxes and noncontrolling interests	$1,384	$1,059	$949	$879	$1,023
Less: Equity in earnings on less than 50% owned entities	7	10	11	5	6
Add back fixed charges:
Interest on indebtedness	245	182	122	126	138
Interest on uncertain tax positions	—	(1)	2	—	2
Portion of rents representative of interest factor	55	48	48	47	75

Income as adjusted	$1,677	$1,278	$1,110	$1,047	$1,232

Fixed charges:
Interest on indebtedness	$245	$182	$122	$126	$138
Interest on uncertain tax positions	—	(1)	2	—	2
Portion of rents representative of interest factor	55	48	48	47	75

Total fixed charges	$300	$229	$172	$173	$215

Ratio of earnings to fixed charges	5.6	5.6	6.5	6.1	5.7

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  Exhibit 12.1
Aon Corporation and Consolidated Subsidiaries Combined With Unconsolidated Subsidiaries Computation of Ratio of Earnings to Fixed Charges